                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                  Tender Offer Statement (Amendment No. 3)
                        Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934
                     ___________________________________

                              AG ASSOCIATES, INC.
                             ______________________
                           (Name of Subject Company)

                           STEAG AKTIENGESELLSCHAFT,
                         STEAG ELECTRONIC SYSTEMS GMBH
                                      AND
                          MIG ACQUISITION CORPORATION
                       _________________________________
                                   (Bidders)

                        Common Stock, without par value
                      ___________________________________
                         (Title of Class of Securities)

                                  001073 10 5
                      ___________________________________
                     (CUSIP Number of Class of Securities)

                              Dr. Peter Lockowandt
                         STEAG Electronic Systems GmbH
                          Ruttenscheider Strasse 1-3
                              45128 Essen, Germany
                               011-49-201-801-2510
                       _________________________________

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)
                       _________________________________

                                    Copy to:
                           John W. Campbell III, Esq.
                            Morrison & Foerster LLP
                               425 Market Street
                        San Francisco, California  94105
                                 (415) 268-7000
                             _____________________

                           CALCULATION OF FILING FEE

================================================================================
         Transaction Valuation*                   Amount of Filing Fee**
--------------------------------------------------------------------------------
             $34,116,461.50                              $6,823.29
================================================================================
* For the purpose of calculating the fee only, this amount assumes the purchase of 6,202,993 shares of Common Stock of AG Associates, Inc. ("Shares") at $5.50 per Share.

**  1/50 of 1% of the Transaction Valuation.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,823.29    Filing Party: MIG Acquisition Corporation,
                                                   STEAG Electronic Systems
                                                   GmbH and STEAG
                                                   Aktiengesellschaft

Form or Registration No.: Schedule 14D-1           Date Filed: January 22, 1999

          This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on January 22, 1999 by MIG Acquisition Corporation (the "Purchaser"), STEAG Electronic Systems GmbH (the "Parent") and STEAG Aktiengesellschaft ("STEAG"), as amended by Amendment Nos. 1 and 2 thereto, relating to the offer by Purchaser to purchase all outstanding shares of common stock, without par value (the "Shares"), of AG Associates, Inc., a California corporation, at a price of $5.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated January 22, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

          Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

          Item 2.  Identity and Background.

                   Item 2 is hereby amended to add STEAG as a co-bidder.

                                  EXHIBIT LIST


Exhibit
Number

(a)(1)    Form of Offer to Purchase dated January 22, 1999.*

(a)(2)    Form of Letter of Transmittal.*

(a)(3)    Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.*

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7) Summary Advertisement as published in The New York Times on January 22, 1999.*

(a)(8)    Joint Press Release issued by Parent and the Company on January 19,
          1999.*

(a)(9)    Press Release issued by Parent on February 4, 1999.*

(c)(1) Agreement and Plan of Merger, dated as of January 18, 1999, among Parent, Purchaser and the Company.*

(c)(2) Stock Option Agreement, dated as of January 18, 1999, among Parent, Purchaser and the Company.*

(c)(3) Voting Agreements, dated as of January 18, 1999, January 14, 1999 and December 16, 1998, among Parent Purchaser and certain shareholders of the Company.*

(c)(4)    Common Stock Option, dated as of January 18, 1999, by the Company.*

(c)(5) Option, dated as of January 14, 1999, among Parent, Company and Morrison & Foerster LLP.*

_______________________
*Previously Filed

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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 10, 1999

                              STEAG ELECTRONIC SYSTEMS GMBH

                              By:    /s/ Hans-Georg Betz
                                     -------------------
                              Name:  Dr. Hans-Georg Betz
                              Title: President and CEO


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 10, 1999

                              MIG ACQUISITION CORPORATION

                              By:    /s/ Hans-Georg Betz
                                     -------------------
                              Name:  Dr. Hans-Georg Betz
                              Title: Chairman of the Board and President


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 10, 1999


                              STEAG AKTIENGESELLSCHAFT

                              By:    /s/ JOCHEN MELCHIOR
                                     -------------------
                              Name:  Dr. Jochen Melchior
                              Title: Chairman of the Management Board

                                       4